Filed by Zions Bancorporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Amegy Bancorporation, Inc.
Commission File No.:000-22007

FORWARD-LOOKING STATEMENTS

          Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Zions Bancorporation and Amegy Bancorporation, Inc., including future financial and operating results and performance; statements about Zions Bancorporation’s and Amegy Bancorporation, Inc.’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Zions Bancorporation and Amegy Bancorporation, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Zions Bancorporation and Amegy Bancorporation, Inc. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Zions Bancorporation and Amegy Bancorporation, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) adverse governmental or regulatory policies may be enacted; (6) competition from other financial services companies; (7) economic conditions, either nationally or locally in areas in which Zions Bancorporation and Amegy Bancorporation, Inc. conduct their operations, being less favorable than expected; (8)  changes in the interest rate environment reducing expected interest margins; and (9) legislation or regulatory changes, which adversely affect the ability of Zions Bancorporation or Amegy Bancorporation, Inc. to conduct the businesses in which they are engaged. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Zions Bancorporation and Amegy Bancorporation, Inc. filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Zions Bancorporation nor Amegy Bancorporation, Inc. undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

          This communication is being made in respect of the proposed merger transaction involving Zions Bancorporation and Amegy Bancorporation, Inc. Zions Bancorporation has filed a Form S-4, Amegy Bancorporation has filed a proxy statement and both companies have filed or will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

PARTICIPANTS IN SOLICITATION

          Zions Bancorporation, Amegy Bancorporation, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’s shareholders in connection with the merger. Information about the directors and executive officers of Zions and their ownership of Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Portions of Conference Call Transcript

Date: October 20, 2005
Time: 5:30 p.m. ET
Subject: Zions Bancorporation Announces Third Quarter Earnings

On October 20, 2005 Zions Bancorporation held a conference call to discuss its earnings for the third quarter of 2005. In response to questions from participants in the conference call, Zions Bancorporation discussed certain matters relating to its proposed merger with Amegy Bancorporation, Inc. This filing contains a transcript of portions of the conference call relating to the proposed merger.

Note: words in brackets[ ] have been added for clarity.

CORPORATE PARTICIPANTS

Harris Simmons, Zions Bancorporation Chairman, President and CEO
Doyle Arnold, Zions Bancorporation Vice Chairman and CFO

CONFERENCE CALL PARTICIPANTS

Bryan Long, Chesapeake Partners Management Co. Inc. — Analyst
Jacquelineline Reeves, Ryan Beck & Co., Inc.— Analyst
Manuel Ramirez, Keefe, Bruyette & Woods, Inc. — Analyst
Heather Wolf, Merrill Lynch — Analyst
Joe Morford, RBC Capital Markets — Analyst

EXCERPTS FROM PRESENTATION

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

Comments on the Amegy transaction. As you know, I think most of you probably know, the Amegy shareholders overwhelmingly approved the transaction on October 12, — excuse me, October 11. The Federal Reserve received two protests to our application prior to the end of the public comment period, one from the Credit Union National Association was reported widely in the press. The other was a more traditional CRA-type protest. We have responded to those protests. We are waiting for now for the Fed to decide what its next step is. The — based on our current expectations, we still anticipate, most likely, that the transaction will close in the fourth quarter, probably late November to mid-December. There is a slight possibility that we will elect — might elect to delay the closing until the first day of January if this slips too late into the quarter.

I can’t comment specifically on Amegy’s performance for the quarter. I will comment that we are pleased with how it is performing and how the integration planning effort is going. As we move forward we’ve encountered no major glitches or concerns either about the integration or the things that could impede the closing of the transaction. For those who are interested in Amegy’s performance, they plan to release earnings late in the day next Monday, October 24, and will hold a conference call on Tuesday, October 25, at 11:30 Eastern time. And I can give you the call-in number during the Q&A if you want, or you can get it off their website.

. . .

So core operations remain, I think by all measures very good, and with very solid performance. Having said that I will note that next quarter, if it does include the close of the Amegy transaction, will include a significant number of large unusual items — all the purchase accounting adjustments, severance charges, restructuring charges, et cetera, that will be related to the Amegy close as well as the beginnings of some of the balance sheet restructuring that we have talked about. So next quarter’s results, while we have every expectation that the core performance of the Company will remain strong, may be harder to decipher as a result of those items.

. . .

Bryan Long, Chesapeake Partners — Analyst

Hi.     We just had a quick question on — in terms of the transaction. Just a question, why is there such a wide range in closing? Is there anything else other than the Federal Reserve that needs to get done for this transaction to close?

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

No, nothing — that’s the only approval remaining. The shareholders have approved, the cash stock election forms for the Amegy shareholders to make their election will be mailed out, I think, next week, prior to the end of October. They get 30 days to make that election. So that’s another dating item for the close. We have to give them at least 30 days. So that would push it out to late November, but the remaining real uncertainty is whether the Fed will elect to extend their decision time frame again any further beyond I think it’s November 6, or 9, somewhere in that frame, but they have the right to do that if they decide they want more information. We have no indication that they will do so at this time. I’m just hedging a little bit and being polite to the Fed and not in any way trying to pre-empt their process on this call.

Bryan Long — Chesapeake Partners — Analyst

I got you. Just a follow-up to that, what’s kind of the drop-dead date in December where you may defer to January 1? Do you have a sense of that? Or is it just — ?

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

Don’t have a drop-dead date, but as we get into the Christmas-New Year period, we have a judgment call to make. We are an accelerated filer under the SEC’s new rules, which means we have to file our 2005 10-Q by, what, the end of February, right?

Bryan Long, Chesapeake Partners — Analyst

Right.

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

And so with all of the purchase accounting adjustments and everything else that it takes if we get too late in the quarter, to make — where we’re running a risk that we might just not get all of that right, we might just kick it over to 12:01 a.m. on January 1, even if we have the approvals. But it’s purely kind of a risk mitigation, because we don’t want to screw up the SEC deadline.

Bryan Long, Chesapeake Partners — Analyst

Thank you very much.

. . .

Jacqueline Reeves, Ryan Beck — Analyst

Terrific.     And then lastly, the — could you just remind us if there’s been any change or an update with respect to the reserve accounting as it relates to the closing of the Amegy deal?

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

Oh, you mean the loan loss reserve in the — ?

Jacqueline Reeves, Ryan Beck — Analyst

Right.

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

Yes, SOP 03-3. Well SOP 03-3 remains in effect so there’s no update there. I guess as we get into this more, the impact may be less than I would have thought and may have, by some of my comments, led to you think earlier. We haven’t fully reached a conclusion with our auditors and other interested parties yet, but it appears that the focus will be mostly on nonperforming loans and loans that might be classified, perhaps not even criticized, otherwise impaired, as opposed to impacting the reserve across all loan categories, including good quality performing loans. So if you go back to June 30, results for Amegy or stay tuned for next week, I don’t have those numbers in front of me, but, (and couldn’t tell you even if I did), but just go back to the June 30 numbers, their credit quality in general was pretty good as well. So if you look at their nonperforming loan totals, you can probably get an indication, in relation to the whole portfolio that the impact may not be too great. Beyond that, I can’t quantify it. There will be some, but it may not be as much as I thought initially.

Jacqueline Reeves, Ryan Beck — Analyst

That’s terrific. Thank you.

. . .

Manuel Ramirez, KBW — Analyst

A couple of questions for you. First, I was kind of curious to get your thoughts on how long you think you can continue to generate at least positive, modest-positive operating leverage. I think you’ve kept the compensation expense in particular under wraps pretty well, but with the type of loan growth that you’ve been generating, I would imagine that it becomes harder and harder to do. So, kind of your thinking on how long this is going to play out. It would be harder to see with the Amegy deal, obviously. The second thing is [will] you talk about where the growth in your construction portfolio is coming from. You’ve obviously had very strong growth in that area over the last several quarters. Trying to figure out if that’s residential, commercial, which markets. Thanks.

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

How do we have operating leverage? Well, you put your finger on the key. And it’s — after we close the Amegy transaction, the efficiency ratio is going to tick back up again almost immediately. Their efficiency ratio last quarter was in the mid to upper 60, 67% I think — again, I don’t have that number in front of me — compared to a bit over 54% for us. The goal over the next two years will be to sort of get back to where we are now, while digesting the Amegy acquisition, so the focus will be on efficiency improvements there. We don’t think there’s any immediate limit to our ability to generate positive leverage, operating leverage in our own franchise, either, but that will be masked, as you point out by Amegy. So most immediately, if we close in — well, whenever we close, probably first full quarter at a minimum will be the first quarter of next year and you will see a higher efficiency ratio out of it as we’ve long said.

. . .

Heather Wolf, Merrill Lynch — Analyst

Hi, there. I’m wondering as you are starting to integrate Amegy, I’m wondering if there’s any change to the estimated EPS impact?

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

Well, we never gave explicit EPS guidance. We derived it off of IBIS estimates, but I will — I guess I would point out that we’ve probably performed equal to or better than IBIS estimates ourselves, and so that may indicate that the absolute levels going forward could be a little bit better, but that the impact may be similar to what we talked about. I don’t know if you could decipher what I said. We’ve seen nothing that indicates that Amegy will be more or less of a drag on us in the early quarters than we indicated.

Harris Simmons, Zions Bancorp — Chairman, President, CEO

I’d just add that with where we are in the integration planning I think we remain very comfortable with the targets that we’d set is in terms of the efficiencies that we would achieve and those projects are by and large on track. We would expect that we should be able to complete systems conversions, we hoped, in February. That may slip back a month or so, but we’d hoped that by roughly the end of the first quarter that we’d be able to have the systems conversions completed and start to realize some of the attendant savings. We’re comfortable with the progress we’re making and relative to the early — just the guidance we gave at the time of the announcement of the deal.

. . .

Joe Morford, RBC Capital Markets — Analyst

Thanks.     Doyle, pretty much everything has been asked. But I just had a quick follow-up on the review what the impact of options expense will be in ‘06. It looked like to the first six months it was running about $0.05 a share, so should we say $0.10 on an annual basis, and does Amegy affect that at all?

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

Well, you’d have to go look at — I think, yes, your math is right, as it relates to us. Amegy’s own disclosures about its option costs were they expensed — had they been expensing it, their footnote disclosures, I have no reason to quarrel with. Those options will be converted into Zions options on a deal-equivalent basis (probably not the exact right terminology), so that cost will carry over and apply to our expense as well. But I don’t have a quantifiable — I have not added that together to tell you what it’s going to look like next year.

. . .

Doyle Arnold, Zions Bancorp — Vice Chairman, CFO

All right. I think that’s it. We do appreciate all of you attending, and your good questions. Again, most likely the fourth quarter will have a few more interesting line items on both the balance sheet and the income statement to talk about as they relate to the Amegy close, but in general the underlying trends here we think are pretty positive. So look forward to talking to you in January and have a good Thanksgiving, all.